FORM 51-102F3
MATERIAL CHANGE REPORT

ITEM 1.	NAME AND ADDRESS OF ISSUER

Nautilus Minerals Inc. (the "Issuer")
Suite 1400 – 400 Burrard Street
Vancouver, BC
V6C 3A6

ITEM 2.	DATE OF MATERIAL CHANGE

December 11, 2015

ITEM 3.	NEWS RELEASE

Issued December 11, 2015 and distributed through the facilities of Marketwired.

ITEM 4.	SUMMARY OF MATERIAL CHANGE

The Issuer announced that it has entered into a new agreement with Tongling Nonferrous Metals Group Co. Ltd. for the sale of the product extracted from the Issuer's Solwara 1 deposit located in the Bismark Sea of Papua New Guinea. The new agreement replaces a previous binding heads of agreement dated April 21, 2012 between the parties.

ITEM 5.1	FULL DESCRIPTION OF MATERIAL CHANGE

See news release attached as Schedule "A".

ITEM 5.2	DISCLOSURE FOR RESTRUCTURING TRANSACTIONS

Not applicable.

ITEM 6.	RELIANCE ON SUBSECTION 7.1(2) OF NATIONAL INSTRUMENT 51-102

Not Applicable.

ITEM 7.	OMITTED INFORMATION

There are no significant facts required to be disclosed herein which have been omitted.

ITEM 8.	EXECUTIVE OFFICER

Contact:	Shontel Norgate, Chief Financial Officer
Telephone:	+61 (7) 3318-5555

ITEM 9.	DATE OF REPORT

December 16, 2015

Schedule "A"

Press Release

Number 2015 – 27

Nautilus and Tongling sign new offtake agreement for Solwara 1

Toronto Ontario, December 11, 2015 - Nautilus Minerals Inc. (TSX:NUS, OTCQX: NUSMF, OTC:NUSMF Nasdaq Intl Designation) (the "Company" or "Nautilus") today announced it has signed a new agreement with Tongling Nonferrous Metals Group Co. Ltd (“Tongling”) for the sale of the product extracted from the Company’s Solwara 1 deposit located in the Bismarck Sea of Papua New Guinea, with first delivery expected in the first half of 2018.

On April 21, 2012, Nautilus and Tongling entered into a binding heads of agreement (“HOA”) for the sale of the product extracted from the Solwara 1 deposit (see links section for further details). Following a series of detailed negotiations focused on achieving a mutually beneficial and workable arrangement, the parties finalized the terms of a new take or pay agreement, referred to as the Master Ores Sales and Processing Agreement (“MOSPA”), which replaces the terms of the HOA. The MOSPA will be filed under the Company's profile on the SEDAR website (www.sedar.com).

Compared to the HOA, the terms of the MOSPA offer significant cost savings and reduced business risk to Nautilus, whilst giving Tongling the freedom to process the Solwara 1 material in a manner which optimizes its return. The MOSPA has simplified the arrangements between the parties in many respects and it now operates as a more conventional material sales agreement where Tongling will pay Nautilus for a fixed proportion of copper, gold and silver in the mineralized material.

The copper payment will be for 95% of recoverable copper as determined by locked cycle testwork on samples of shipments. The gold payment is fixed at 50% of the contained gold in the mineralized material which represents a premium payment for gold compared to the HOA. Payment for silver is fixed at 30% of contained silver in the mineralized material. The Asian international copper concentrate benchmark will still be used as the basis for smelter treatment and refining charges related to the recoverable copper.

From Tongling’s perspective, the MOSPA offers greater flexibility over the design and operation of a concentrator to be built specifically for the processing of Solwara 1 material. The construction of the concentrator will initially be financed by Tongling, with these costs recovered through a fixed plant capital fee payable by Nautilus monthly over the term of the MOSPA. Nautilus shall provide Tongling with a bank guarantee covering 50% of the concentrator capital cost. Tongling now has the exclusive right to market or process any pyrite concentrates produced from the Solwara 1 material, whereas under the HOA the parties were to jointly market any pyrite concentrates sharing any profit on a 50/50 basis.

Mike Johnston, Nautilus' CEO, commented, "This new agreement provides improved terms for both Nautilus and Tongling and can be truly described as a “win-win” outcome. The MOSPA gives greater flexibility to Tongling with respect to its operations, while providing Nautilus with certainty and an improved Net Smelter Return. I am delighted to be continuing our relationship with Tongling as a key business partner supporting the development of the world’s first Seafloor Massive Sulphide mining project.”

Zhan Deguong, Vice President Tongling Nonferrous Metals Group Co. Ltd, commented “Tongling Non Ferrous Metals Group has a long history of technological innovation, and is committed to the “green economy” where waste streams are minimized and value is realized on all components of the material. Our modern world class processing facilities will allow us to extract maximum value making this win-win agreement possible. We are very proud to support Nautilus in the development of Solwara 1, a ground breaking project which signals a new era in the mining industry.”

About Tongling Nonferrous Metals Group Co. Ltd

Tongling Nonferrous Metals Group Co., Ltd., together with its subsidiaries, engages in the copper smelting, copper ore mining, processing of copper products and other related businesses primarily in the People's Republic of China. They are one of the world’s leading copper and zinc smelting groups. The company produces copper concentrates containing gold, silver, copper, sulfur and other elements; iron concentrates; sulfur fine sand products; single-sulphide, iron ore, and iron pellets; copper cathodes; copper flat wires; oxygen-free copper rods; phosphor copper anodes; precision brass sheets and strips; copper sheets and strip classes; lead frame strip classes; phosphor bronze tins; brass rods; self-adhesive and lubricating cables; and resistant wires. It also offers sulfuric acid, copper sulfate, and nickel sulphate. The company was formerly known as Anhui Tongdu Copper Co., Ltd. and changed its name to Tongling Nonferrous Metals Group Co., Ltd. in September 2007. Tongling Nonferrous Metals Group Co., Ltd. was founded in 1992 and was listed on Shenzhen Stock Exchange in 1996. It is headquartered in Tongling City, China. In 2014, Tongling reported that it produced 1.3M tons of copper cathodes, and 4.05M tons of sulphuric acid, 12.5 tons of gold and 650 tons of silver. The core business of Tongling is copper smelting.

Links:

http://www.nautilusminerals.com/IRM/Company/ShowPage.aspx/PDFs/1040-16294999/NautilusMineralssignslandmarkofftakeagreementforSolwa

For more information please refer to www.nautilusminerals.com or contact:

Investor Relations	Principal American Liaison
Nautilus Minerals Inc. (Toronto)	Cowen and Company
Email: investor@nautilusminerals.com	599 Lexington Avenue
Tel: +1 (416) 551 1100	New York, NY 10022
otcqxrequest@cowen.com

Neither the TSX nor the OTCQX accepts responsibility for the adequacy or accuracy of this press release.

The information in this news release under the section "About Tongling Nonferrous Metals Group Co. Ltd" is based on the financial statements and other publicly filed documents of Tongling Nonferrous Metals Group Co. Ltd.

Certain of the statements made in this news release may contain forward-looking information within the meaning of applicable securities laws, including statements with respect to the development of the world’s first Seafloor Massive Sulphide mining project and the first delivery of mineralised material expected in the first half of 2018. We have made numerous assumptions about such statements, including assumptions relating to the funding, completion and operation of the Company's seafloor production system. Even though our management believes the assumptions made and the expectations represented by such statements are reasonable, there can be no assurance that they will prove to be accurate. Forward-looking information by its nature involves known and unknown risks, uncertainties and other factors which may cause the actual results to be materially different from any future results expressed or implied by such forward-looking information. Please refer to our most recently filed Annual Information Form in respect of material assumptions and risks related to the prospects of extracting minerals from the seafloor and other risks relating to the Company's business and plans for development of the Solwara 1 Project. The Company is assuming that the seafloor production system will be built and operate according to the Nautilus specifications and on schedule. Risks related to such arrangement include delay to the delivery of the seafloor production equipment and a consequent delay to the commencement of production. Risks related to advancing towards production include the risk that the Company will be unable to obtain at all or on acceptable terms the remaining financing necessary to fund completion of the build and deployment of the Company's seafloor production system. As the Company has not completed an economic study in respect of the Solwara 1 Project, there can be no assurance that the Company's production plans will, if fully funded and implemented, successfully demonstrate that seafloor resource production is commercially viable. Except as required by law, we do not expect to update forward-looking statements and information as conditions change and you are referred to the full discussion of the Company's business contained in the Company's reports filed with the securities regulatory authorities in Canada.

About Nautilus Minerals Inc.

Nautilus is the first company to explore the ocean floor for polymetallic seafloor massive sulphide deposits. Nautilus was granted the first mining lease for such deposits at the prospect known as Solwara 1, in the territorial waters of Papua New Guinea, where it is aiming to produce copper, gold and silver. The company has also been granted its environmental permit for this site.

Nautilus also holds highly prospective exploration acreage in the western Pacific (granted and under application), as well as in international waters in the Central Pacific.

A Canadian registered company, Nautilus is listed on the TSX:NUS stock exchange and trades on the OTCQX:NUSMF. Its corporate office is in Brisbane, Australia. Its major shareholders include MB Holding Company LLC, an Oman based group with interests in mining, oil & gas, which holds a 28.14% interest, Metalloinvest, the largest iron ore producer in Europe and the CIS, which has a 20.89% holding and global mining group Anglo American, which holds a 5.99% interest (each on a non-diluted basis, excluding loan shares outstanding under the Company’s share loan plan).